
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66143

RECD S.E.C.

FEB 29 2008

805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Trading, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Wacker Drive, Suite 225
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J Kiely   (312) 786-5961
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – if individual, state last, first, middle name)

401 S. LaSalle St., Suite 606	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Jeff Wigley_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Sun Trading, LLC_____ , as
of ___December 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Notary Public

_____
Signature

Managing Member
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUN TRADING, L.L.C.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2007

SUN TRADING, L.L.C.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2007

CONTENTS

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Sun Trading, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Sun Trading, L.L.C. as of December 31, 2007 and the related statements of operations, changes in Members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun Trading, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

John R. Steger, CPA

Chicago, Illinois
February 27, 2008

SUN TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 706,140
Rebate receivable	1,636,037
Due from clearing organization	72,010,731
Interest and dividends receivable	2,013,207
Marketable securities at market value	301,037,796
Equipment, net of accumulated depreciation of ($1,725,653)	3,755,534
Exchange Memberships	2,650,500
Due from related party	1,452,745
Other receivables	189,080
Total assets	$ 385,451,770

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 341,064,116
Dividend and other payables	1,358,684
Accounts Payable and accrued expenses	5,314,171
Total liabilities	347,736,971
Members' capital	37,714,799
Total liabilities & members' capital	$ 385,451,770

See Accompanying Notes to Financial Statements

4

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sun Trading L.L.C. (The "Company") was organized under the Limited Liability Company Act of Illinois on April 24, 2003. The business of the Company is to trade as principal and market maker in securities and derivative instruments. The Company is registered with Securities and Exchange Commission (the "SEC") as a Broker-Dealer and is a member of various securities and commodities exchanges. The Company is exempt from certain filing requirements under SEC Rule 17a-5 because it does not trade on behalf of customers. The company operates pursuant to Rule 15c3-1(a)(6) and is a registered market maker on NYSE/ARCA.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and brokerage, rebate income and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalent.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated using the straight-line method over five years.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal tax returns of the members and taxed depending on their personal tax situation. The financial statements do not reflect a provision for federal income tax.

Rebate Receivable

The management of the Company believe that rebate receivables are fully collectible and no allowance for uncollectible accounts is needed.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost.

NOTE 2. CASH FLOW INFORMATION

Interest payments during the year were as follows:

Interest $ 15,606,689

NOTE 3. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, not yet purchased
Equities	$301,037,796	$341,064,116

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under the rules of the SEC and NYSE/ARCA, market makers subject to the aggregate indebtedness requirement must maintain minimum net capital that is greater of i) $100,000, ii) $2,500 for each security that it is registered as a Market Maker with a

maximum amount not to exceed $1,000,000, iii) 6 2/3 percent of aggregate indebtedness or iv) the amount prescribed by SEC Rule 15c3-1. At December 31, 2007 the Company had net capital of $24,936,388 which was $23,936,388 in excess of its required capital of $1,000,000.

NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading. The Company enters into transactions involving commodity futures contracts, foreign exchange contracts and cash equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Company at December 31, 2007. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby creates a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition. The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is only meaningful when all related and offsetting transactions are identified, and the company generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2007, are as follows:

	Held	Written
Financial Futures Contracts	$303,096,182	$257,919,347

The Company's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

7

NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, government securities, and currencies. These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. Futures and forward contracts provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The company monitors such risk on a daily basis.

NOTE 7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.
The Company's accounts receivable are maintained by clearing organizations. The Company manages this risk by monitoring the performance of the clearing organizations.

NOTE 8. OPERATING LEASE

The Company leases operating facilities under an operating lease. The lease is a ten year lease ending December 31, 2017. Rent expense for the year ended December 31, 2007, was approximately was $173,286. Minimum future payments under non-cancelable operating leases having remaining terms in excess of one year as of January 1, 2008, for each of the next five years and in the aggregate are:

SUN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS

Fiscal Year	Amount
2008	$242,825
2009	378,625
2010	389,996
2011	401,705
2012	413,762
Thereafter	3,265,442
Total minimum future rental payment	$5,092,355

NOTE 9. REBATE RECEIVABLE

The amount due the Company is from market data revenue sharing plans of the various equity exchanges, where the Company receives rebate income based upon the volume of trades executed through the exchanges.

NOTE 10. FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts are considered to be financial instruments, while commodity futures contracts are not. In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities, exchange traded financial futures and foreign currencies. The trading conducted is in the normal course of the Company's operations on the exchanges. See Note 5 regarding derivatives.

NOTE 11. RECEIVABLE FROM CLEARING ORGANIZATIONS

The amount due from the clearing organizations results primarily from the proceeds of stock sales and gains from futures, and is represented by the equity in the Company's accounts at the clearing organizations. The Company clears its transactions through clearing organizations pursuant to clearing agreements. At December 31, 2007, substantially all assets of the clearing Company are deposited with clearing organizations.

NOTE 12. RELATED PARTY TRANSACTIONS

Advance made to member's affiliates were $1,452,745 and is non interest bearing.

